

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2020

Peng Dai
Chief Executive Officer
iHuman Inc.
K2, North America International Business Park
No. 108 Beiyuan Road
Chaoyang District, Beijing 100012
People's Republic of China

   Re: iHuman Inc.
     Amendment No. 1 to Registration Statement on Form F-1
     Filed September 24, 2020
     File No. 333-248647

Dear Mr. Dai:

  We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 4, 2020 letter.

Amendment No. 1 to Form F-1 filed September 24, 2020

Our post-offering memorandum and articles of association and our agreement with the depositary bank..., page 55

1. We note your disclosures that your post-offering memorandum and articles of association provide that "the United States District Court for the Southern District of New York is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended." However, your Amended and Restated Memorandum of Association states the United States District Court for the Southern District of New York "shall be the exclusive forum within the

United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States." This appears to apply to all matters under the federal securities laws not just the Securities Act of 1933. Please revise your disclosures in your prospectus accordingly. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also revise your disclose to state that by agreeing to the provision in the deposit agreement, investors will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations promulgated thereunder.

You may contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 if you any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services